UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number              000-32891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

1ST CONSTITUTION BANK 401(K) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Constitution Bancorp
2650 Route 130
Cranbury, New Jersey 08512

1ST CONSTITUTION BANK 401(K) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2011 and 2010

TABLE OF CONTENTS
Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	12

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

Trustee and Participants of
1st Constitution Bank 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and the changes in net assets available for benefits for the year then ended in the conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions and of Schedule H, Line 4(i) – Schedule of Assets (held at end of year) as of or for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We have compiled the accompanying statement of net assets available for benefits of 1st Constitution Bank 401(k) Retirement Savings Plan as of December 31, 2010. We have not audited or reviewed the accompanying statement of net assets available for benefits and, accordingly, do not express an opinion or provide any assurance about whether that statement is in accordance with accounting principles generally accepted in the United States of America. Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America and for designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statement. Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of a financial statement without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statement.

 /s/ ParenteBeard LLC
Clark, New Jersey
October 15, 2012

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2011 and 2010
		(Compiled)
	2011	2010

Assets
Investments, at fair value	$3,793,614	$3,491,207

Cash	791	228

Notes receivable from particpants	134,136	111,024

Total assets	3,928,541	3,602,459

Liabilities	-	-

Net assets available for benefits at fair value	3,928,541	3,602,459

Adjustment from Fair Value to Contract Value for
Interest in Fully Benefit-Responsive Investment Contract	(3,313)	(2,032)

Net assets available for benefits	$3,925,228	$3,600,427

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions to Net Assets Attributed to
Investment (loss) income
Net (depreciation) in fair value of investments	$(306,379)
Interest and dividends	85,498

Net investment (loss)	(220,881)

Interest income on notes receivable from participants	4,076

Contributions:
Participant	511,055
Employer	174,925

Total contributions	685,980

Total additions	469,175

Deductions from Net Assets Attributed to
Benefits paid to participants	129,651
Administrative expenses	14,723

Total deductions	144,374

Net increase in net assets available for benefits	324,801

Net Assets Available for Benefits
Beginning of year (compiled)	3,600,427

End of year	$3,925,228

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

1.	Description of the Plan

The following description of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of 1st Constitution Bank (the “Company” or “Sponsoring Employer”) who have completed 6 months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined by the Plan up to the maximum limits of the Internal Revenue Code (“IRC”) of $16,500 for 2011. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions to the Plan are recorded in the period that payroll deductions are made from participants. The Company contributes 3% of eligible participant compensation, as defined by the Plan. Matching Company contributions are recorded in the same period. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan (loss) earnings, and charged with an allocation of administrative expenses. Allocations are based on participant (loss) earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual (loss) earnings thereon. Vesting in the Company’s contribution is based on years of continuous service. Participants are fully vested after three years of credited service, as follows:

Years of Service
1           2           3
.   0%     50%    100%

A year of service for vesting will be determined on the basis of the hours of service method.  The participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan consisting of registered investment companies, the 1st Constitution Bankcorp stock and in a common collective trust fund.  Company contributions are invested at the same percentage in the same investment options as the participant directed investments.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's account and bear  the interest rate of 3.25% at December 31, 2011. Principal and interest is paid ratably through bi-weekly payroll deductions. Terms range from one to five years or greater for the purchase of a primary residence. The number of outstanding loans that a participant can have at one time is one loan.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in their account. The payment may be delayed if the account balance is more than $5,000 at the time of termination. In addition, the Plan allows for hardship distributions if certain criteria are met.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $10,081 and $7,272 (compiled), respectfully. The forfeiture account is used to offset the Plan expenses. No amount was used to reduce Plan expenses in 2011.

Cash Account

At December 31, 2011 and 2010, a cash account balance of $791 and $228 (compiled), respectfully, was in a non-interest bearing  cash account.  This account is used by the custodian of the Plan for Plan fees.

Rollover Contributions

The Plan allows for rollover contributions or contributions made from other qualified retirement plans.  During 2011, the Plan did not receive any rollover contributions.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through a common collective trust fund. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract held in the common collective trust fund as well as the adjustment of the fully benefit-responsive contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Administration of Plan Assets

The Plan’s assets are administered under a contract with Northeast Retirement Services (“NRS”) as the record keeper. MG Trust is the custodian of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standard

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it may not be material to the financial statements but will provide additional disclosures.

3.	Fair Value Measurements

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification “Fair Value Measurement,” which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Shares of registered investment companies are valued at the quoted net asset value of shares held by the Plan at year end.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

The common collective trust fund is valued based upon the units of the common collective trust fund held by the Plan at year end times the respective unit value. The unit value of the common collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The common collective trust fund’s investment objective is designed to provide a high level of return, to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the common collective trust fund is invested in a Guaranteed Interest Contract whose assets are invested in the Wells Fargo Stable Value Fund and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The characteristics of this contract allow for their principal value to remain stable regardless of the volatility of the bond market. The contracts are typically issued by lilfe insurance companies, banks or other financial institutions. The underlying investments of the common collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investment in the common collective trust fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the common collective trust fund at December 31, 2011 and 2010.

1st Constitution Bank Unitized Stock Fund is a fund available to the participants to direct their contributions into.  The 1st Constitution Bank Unitized Stock Fund are unitized funds that fluctuate directly with the value of the securities held in the fund. The net asset value per unit is primarily derived from the Company’s close prices as reported on a national securities exchange on the last business day of the Plan year based on the unit equivalent number of shares. In addition, the fund can include short-term investment of cash in a money market account.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target funds	$352,523	$-	$-	$352,523
Equity funds	1,970,455	-	-	1,970,455
Balanced fund	212,572	-	-	212,572
Bond Funds	380,336	-	-	380,336
1st Constitution Bank Unitized Stock Fund	747,005	-	-	747,005
Common collective trust fund, Wells Fargo Stable Value Fund	-	130,723	-	130,723

Total	$3,662,891	$130,723	$-	$3,793,614

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010 (Compiled)
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target funds	$333,068	$-	$-	$333,068
Equity funds	1,854,302	-	-	1,854,302
Balanced fund	158,645	-	-	158,645
Bond Funds	332,008	-	-	332,008
1st Constitution Bank Unitized Stock Fund	718,779	-	-	718,779
Common collective trust fund, Wells Fargo Stable Value Fund	-	94,405	-	94,405

Total	$3,396,802	$94,405	$-	$3,491,207

4.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010.

	2011	(Compiled) 2010
1st Constitution Bank Unitized Stock Fund	$747,005	$718,778
American Funds American Balanced	212,572	*
Columbia Acorn USA Fund	224,034	204,611
Davis New York Venture	322,416	286,250
Oppenheimer Developing Markets	245,041	279,712
Pimco Total Return	306,994	281,598
T Rowe Price Mid-Cap Value	298,616	271,511
T. Rowe Price 2015 Retirement Fund	*	181,975

*Investments did not represent 5% or more of the Plan’s net assets at December 31, 2011.

During 2011, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

2011

Registered investment companies	$(163,920)
1st Constitution Bank Unitized Stock Fund	(143,870)
Common collective trust fund	1,411
$(306,379)

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

5.	Related Party Transactions/Party-in- Interest

The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions.  NRS, the record keeper, is the administrator of these transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

At December 31, 2011 and 2010, the Plan held 289,292 units and 233,321 units (compiled), respectively, of common stock in 1st Constitution Bankcorp stock, with a cost basis of $853,245 and $724,357 (compiled), respectively, and a fair value of $747,004 and $718,778 (compiled), respectively. The Sponsoring Employer does not pay cash dividends but declares an annual stock dividend.  In 2011, the Sponsoring Employer declared a 5% stock dividend to the shareholders of record that hold shares in the 1st Constitution Bank Unitized Stock Fund. which amounted to $35,108 for the year ended December 31, 2011 and is grouped in interest and dividend on the Statement of Changes in Net Assets Available for Benefits.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their Company contributions.

7.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC as of December 31, 2011 and 2010.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2011and 2010

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	Delinquent Participant Contributions

For the year ended December 31, 2011, the Company did not remit three remittances of participant contributions to the Plan on a timely basis (which ranged from 1-3 days late) as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Such contributions totaled $60,461 for the year ended December 31, 2011 which are summarized on the Schedule for Delinquent Participant Contributions and were corrected in 2012. The Company paid the lost earnings of $45 in 2012 relating to the late remittances of contributions for the year ended December 31, 2011.

1st Constitution Bank 401(k) Retirement Savings Plan
EIN: 22-2937245 Plan Number: 001
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2011

Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (1)		Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

	$ 60,461	$ -	$ 60,461	$ -	$ -

(1)	Amount does not include participant loan repayments

1st Constitution Bank 401(k) Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-2937245 Plan Number: 001
December 31, 2011

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

	Registered investment company	American Funds American Balanced	N/R	$212,572
	Registered investment company	American Funds High Income Trust	N/R	28,718
	Registered investment company	American Funds Capital World Bond	N/R	44,624
	Registered investment company	American Funds EuroPacific Growth	N/R	109,712
	Registered investment company	American Funds New Perspective	N/R	40,695
	Registered investment company	Columbia Acorn USA Fund	N/R	224,034
	Registered investment company	Davis New York Venture	N/R	322,416
	Registered investment company	Franklin Growth Series	N/R	175,424
	Registered investment company	JP Morgan Equity Index	N/R	138,339
	Registered investment company	Oppenheimer Developing Markets	N/R	245,041
	Registered investment company	Pimco Total Return	N/R	306,994
	Registered investment company	Prudential Jennison Mid-Cap Growth	N/R	168,732
	Registered investment company	T Rowe Price Equity Income	N/R	150,768
	Registered investment company	T Rowe Price Mid-Cap Value	N/R	298,616
	Registered investment company	T Rowe Price Retirement 2005 Fund	N/R	1,507
	Registered investment company	T Rowe Price Retirement 2015 Fund	N/R	141,581
	Registered investment company	T Rowe Price Retirement 2020 Fund	N/R	6,876
	Registered investment company	T Rowe Price Retirement 2025 Fund	N/R	59,211
	Registered investment company	T Rowe Price Retirement 2030 Fund	N/R	85,471
	Registered investment company	T Rowe Price Retirement 2035 Fund	N/R	5,362
	Registered investment company	T Rowe Price Retirement 2040 Fund	N/R	49,910
	Registered investment company	T Rowe Price Retirement 2050 Fund	N/R	888
	Registered investment company	T Rowe Price Retirement 2055 Fund	N/R	1,717
	Registered investment company	Thornburg Core Growth Fund	N/R	5,721
	Registered investment company	Wells Fargo Adv. Spec. Sm Cap Value	N/R	90,957
	Common Collective Trust Fund	Wells Fargo Stable Value Fund	N/R	130,723
*	1st Constitution Bank Unitized Stock	Common Stock	N/R	747,005
*	Participant Note Receivables	Interest rates: 3.25%	-	134,136

				$3,927,750

	* Party-in-interest transactions as defined by ERISA
	N/R - Cost omitted for pariciapant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

1ST CONSTITUTION BANK 401(K) RETIREMENT SAVINGS PLAN

Date: October 15, 2012	By:	/s/ Dorine M. Nicol
Dorine M. Nicol
Vice President/Human Resources Director

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm